FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of FEBRUARY, 2001


                             TRIMARK OIL & GAS LTD.
                 (Translation of registrant's name into English)

                                     0-30196
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRIMARK OIL & GAS LTD.
                                     ------------------------------------------
                                     (Registrant)

Date  February 7, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                   BERKLEY PETROLEUM CORP. JOINT NEWS RELEASE
                     BERKLEY'S CALIFORNIA PROJECT ON STREAM


ALSO FOR ELK POINT RESOURCES INC. (TSE:ELK), HILTON PETROLEUM LTD. (CDNX:HTP), KOOKABURRA RESOURCES LTD. (TSE:KOB), PARAMOUNT RESOURCES LTD. (TSE:POU), PYR ENERGY CORPORATION (AMEX:PYR), RICHLAND PETROLEUM CORP. (TSE:RLP), TRIMARK OIL & GAS LTD. (CDNS:TMK), AND WESTMINSTER RESOURCES LTD. (TSE:WML)

February 7, 2001

CALGARY, ALBERTA - Berkley Petroleum Corp. announced several new developments today, including the commencement of production from the Berkely #1 natural gas well in the East Lost Hills area of California and updates on three other wells in progress in that area.

The Berkley #1 natural gas well commenced production Tuesday February 6, 2001. Production will reach the originally planned 13 mmcf/d within the first few days of operation. During start up, production from the well is being restricted to
9.6 mmcf/d and approximately 475 bpd of associated hydrocarbon liquids, at a flowing wellhead pressure of 13,300 psi. A potential production rate of over 20 mmcf/d is ultimately planned for the well.

The   California   energy   market  is  virtually   unrivaled  in  its  economic
attractiveness  to  natural  gas  producers.   Berkley  is  currently  receiving
USD$12.60 (Cdn$19.00) per mcf for its East Lost Hills production.

The Berkley #2 well, located along the same geological structure as the Berkley #1 well, is nearing completion. Berkley anticipates that the target zone will be perforated in mid-February, followed immediately by a production test.

The Berkley #3R exploratory well, drilling a separate geological feature, is currently at 19,764 feet. Several significant natural gas shows have been observed while drilling, below 19,000 feet, in the current open hole section of the well.

The Berkley #4 development well drilling along the same structural trend as the Berkley #1 and Berkley #2 wells, is currently at 13,209 feet. Berkley anticipates reaching the target Upper Temblor zone in approximately 45 days.

With the anticipated successful completion of the Berkley #2 well, the previously announced redrill of the lower portion of the Bellevue 1-17R well and pending results from the Berkley #4 development well, Berkley expects that up to four wells will be on production in the East Lost Hills area by this summer.

Public Company partners with Berkely Petroleum in the East Lost Hills development are Elk Point Resources Inc. (TSE:ELK), Hilton Petroleum Ltd.
(CDNX:HTP),  Kookaburra  Resources  Ltd.  (TSE:KOB),  Paramount  Resources  Ltd.
(TSE:POU), PYR Energy Corporation (AMEX:PYR), Richland Petroleum Corp. (TSE:RLP)k, Trimark Oil & Gas Ltd. (CDNX:TMK), and Westminster Resources Ltd. (TSE:WML). Armstrong Resources LLC is a Private Company partner.

Berkley's New Releases, Corporate Profile, Information Memorandum, the latest Investor Presentation and other information - are available at the Berkley website www.berkleypete.com. Berkley's News Releases can also be accessed electronically through ITG, CCN Disclosure's website at www.cdn-news.com.